Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[WFAM Logo]

Dear Valued Shareholder,

Dear Valued Shareholder,

Your opportunity to vote on important changes to the Wells Fargo Small/Mid Cap Value Fund, Wells Fargo WealthBuilderSM Equity Portfolio, and/or Wells Fargo High Income Fund is here. It is critical that we hear from you, which is why we’re asking you to exercise your right as a shareholder by voting your proxy. The proxy package you recently received invites you to vote to consider the proposal as described in your proxy statement.

At the time of this letter, our records indicate that you have not yet voted. If you have responded already, thank you for your time. If you have not, please take a moment now to cast your vote so that your shares may be represented for the purposes of a quorum for the shareholder meeting scheduled on June 28, 2016.

The Board of Trustees of Wells Fargo Funds Trust approved the proposed mergers shown in the table below and the related Agreement and Plan of Reorganization, subject to approval by the shareholders of each target fund. As a result, you are invited to vote on the proposal to merge your target fund into the corresponding acquiring fund. The Board of Trustees unanimously approved the mergers and recommends that you vote in favor of the proposals.

Target fund	Acquiring fund
Wells Fargo Small/Mid Cap Value Fund	Wells Fargo Small Cap Value Fund
Wells Fargo WealthBuilder Equity Portfolio	Wells Fargo WealthBuilderSM Tactical Equity Portfolio
Wells Fargo High Income Fund	Wells Fargo High Yield Bond Fund

More information regarding this special meeting and the proposals can be found in the proxy statement you received. If you would like another copy of the proxy statement or have proxy-related questions, please call 1-866-828-6931. Representatives are available between 9 a.m. and 10 p.m. Eastern Time.

Once you’ve made a decision, the voting process takes only a few minutes. Please review the instructions on the enclosed proxy card.

There are four easy ways to vote:

By phone: Call our proxy specialists toll-free at 1-866-828-6931, Monday through Friday, from 9 a.m. to 10 p.m. ET. You will need the control number, which can be found on your proxy card.

Online: Log on to the website provided on your proxy card. You will need the control number found on the proxy card to log in.

By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

At the shareholder meeting: You may attend the shareholder meeting and vote in person. Details are in your proxy package.

If convenient for you, please vote online or by phone or mail to ensure that your response is received before the special meeting on June 28, 2016.

Your prompt response is greatly appreciated.

Sincerely,

/s/ Karla M. Rabusch

Karla M. Rabusch

President

Wells Fargo Funds Management, LLC

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED-NO BANK GUARANTEE-MAY LOSE VALUE

[WFAM Logo]

Dear Valued Shareholder,

Your opportunity to vote on important changes to the Wells Fargo Small/Mid Cap Value Fund, Wells Fargo WealthBuilderSM Equity Portfolio, and/or Wells Fargo High Income Fund is here. It is critical that we hear from you, which is why we’re asking you to exercise your right as a shareholder by voting your proxy. The proxy package you recently received invites you to vote to consider the proposal as described in your proxy statement.

At the time of this letter, our records indicate that you have not yet voted. If you have responded already, thank you for your time. If you have not, please take a moment now to cast your vote so that your shares may be represented for the purposes of a quorum for the shareholder meeting scheduled on June 28, 2016.

The Board of Trustees of Wells Fargo Funds Trust approved the proposed mergers shown in the table below and the related Agreement and Plan of Reorganization, subject to approval by the shareholders of each target fund. As a result, you are invited to vote on the proposal to merge your target fund into the corresponding acquiring fund. The Board of Trustees unanimously approved the mergers and recommends that you vote in favor of the proposals.

Target fund	Acquiring fund
Wells Fargo Small/Mid Cap Value Fund	Wells Fargo Small Cap Value Fund
Wells Fargo WealthBuilder Equity Portfolio	Wells Fargo WealthBuilderSM Tactical Equity Portfolio
Wells Fargo High Income Fund	Wells Fargo High Yield Bond Fund

More information regarding this special meeting and the proposals can be found in the proxy statement you received. If you would like another copy of the proxy statement or have proxy-related questions, please call 1-866-828-6931. Representatives are available between 9 a.m. and 10 p.m. Eastern Time.

Once you’ve made a decision, the voting process takes only a few minutes. Please review the instructions on the enclosed proxy card.

There are three easy ways to vote:

Online: Log on to the website provided on your proxy card. You will need the control number found on the proxy card to log in.

By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

At the shareholder meeting: You may attend the shareholder meeting and vote in person. Details are in your proxy package.

If convenient for you, please vote online or by mail to ensure that your response is received before the special meeting on June 28, 2016.

Your prompt response is greatly appreciated.

Sincerely,

/S/ Karla M. Rabusch

Karla M. Rabusch

President

Wells Fargo Funds Management, LLC

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED-NO BANK GUARANTEE-MAY LOSE VALUE

[WFAM Logo]

Dear Valued Shareholder,

Your opportunity to vote on important changes to the Wells Fargo Small Company Growth Fund and/or the Wells Fargo Small Company Value Fund is here. It is critical that we hear from you, which is why we’re asking you to exercise your right as a shareholder by voting your proxy. The proxy package you recently received invites you to vote to consider the proposals as described in your proxy statement.

At the time of this letter, our records indicate that you have not yet voted. If you have responded already, thank you for your time. If you have not, please take a moment now to cast your vote so that your shares may be represented for the purposes of a quorum for the shareholder meeting scheduled on July 8, 2016.

The Board of Trustees of Wells Fargo Funds Trust unanimously recommends that you vote in favor of the new subadvisory agreement with Peregrine Capital Management and in favor of the multimanager structure.

More information regarding this special meeting and the proposals can be found in the proxy statement you received. If you would like another copy of the proxy statement or have proxy-related questions, please call 1-866-828-9088. Representatives are available between 9 a.m. and 10 p.m. Eastern Time.

Once you’ve made a decision, the voting process takes only a few minutes. Please review the instructions on the enclosed proxy card.

There are four easy ways to vote:

By phone: Call our proxy specialists toll-free at 1-866-828-9088, Monday through Friday, from 9 a.m. to 10 p.m. ET. You will need the control number, which can be found on your proxy card.

Online: Log on to the website provided on your proxy card. You will need the control number found on the proxy card to log in.

By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

At the shareholder meeting: You may attend the shareholder meeting and vote in person. Details are in your proxy package.

If convenient for you, please vote online or by phone or mail to ensure that your response is received before the special meeting on July 8, 2016.

Your prompt response is greatly appreciated.

Sincerely,

/s/ Karla M. Rabusch

Karla M. Rabusch

President

Wells Fargo Funds Management, LLC

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED-NO BANK GUARANTEE-MAY LOSE VALUE

[WFAM Logo]

Dear Valued Shareholder,

Your opportunity to vote on important changes to the Wells Fargo Small Company Growth Fund and/or the Wells Fargo Small Company Value Fund is here. It is critical that we hear from you, which is why we’re asking you to exercise your right as a shareholder by voting your proxy. The proxy package you recently received invites you to vote to consider the proposals as described in your proxy statement.

At the time of this letter, our records indicate that you have not yet voted. If you have responded already, thank you for your time. If you have not, please take a moment now to cast your vote so that your shares may be represented for the purposes of a quorum for the shareholder meeting scheduled on July 8, 2016.

The Board of Trustees of Wells Fargo Funds Trust unanimously recommends that you vote in favor of the new subadvisory agreement with Peregrine Capital Management and in favor of the multimanager structure.

More information regarding this special meeting and the proposals can be found in the proxy statement you received. If you would like another copy of the proxy statement or have proxy-related questions, please call 1-866-828-9088. Representatives are available between 9 a.m. and 10 p.m. Eastern Time.

Once you’ve made a decision, the voting process takes only a few minutes. Please review the instructions on the enclosed proxy card.

There are three easy ways to vote:

Online: Log on to the website provided on your proxy card. You will need the control number found on the proxy card to log in.

By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

At the shareholder meeting: You may attend the shareholder meeting and vote in person. Details are in your proxy package.

If convenient for you, please vote online or by mail to ensure that your response is received before the special meeting on July 8, 2016.

Your prompt response is greatly appreciated.

Sincerely,

/s/ Karla M. Rabusch

Karla M. Rabusch

President

Wells Fargo Funds Management, LLC

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED-NO BANK GUARANTEE-MAY LOSE VALUE